UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB’s
U.S.$80,000,000
Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029
Series No.: 2046-00-1

Filed pursuant to Rule 3 of Regulation AD
Dated: 30 April 2026

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$80,000,000 Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029 (Series No.: 2046-00-1) (the “Notes”) of the Asian Development Bank (the “ADB”) under its Global Medium-Term Note Program (the “Program”).

Item 1.	Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB’s Global Medium-Term Note Program dated 9 December 2020 (the “Base Prospectus”), previously filed under a report of the ADB dated 2 February 2021, as supplemented by (i) the ADB’s Capital at Risk Notes Prospectus Supplement dated 1 April 2026 (the “CARN Prospectus Supplement”), previously filed under a report of the ADB dated 23 April 2026, and (ii) the Prospectus Supplement relating to the Notes dated 23 April 2026 (the “Notes Prospectus Supplement”), previously filed under a report of the ADB dated 23 April 2026. The Base Prospectus, as supplemented by the CARN Prospectus Supplement and the Notes Prospectus Supplement, and together with the documents incorporated by reference therein, is referred to herein as the “Prospectus”. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2026, was filed under a report of the ADB dated 13 April 2026.

The global and paying agent of the ADB with respect to the Notes is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom.  The earthquake event calculation agent with respect to the Notes is AIR Worldwide Corporation, Lafayette City Center, Two Avenue de Lafayette, 2nd Floor, Boston, Massachusetts 02111.  The extreme precipitation event calculation agent with respect to the Notes is JBA Risk Management Limited, 1 Broughton Park, Old Lane North, Broughton, Skipton, North Yorkshire, England BD23 3FD, United Kingdom.

Item 2.	Distribution of Obligations

See the Prospectus, pages 66 to 71 and the Notes Prospectus Supplement, pages PS-55 to PS-62.

As of 23 April 2026, the ADB entered into a Terms Agreement, previously filed under a report of the ADB dated 23 April 2026, with Aon Securities LLC (the “Initial Purchaser”), pursuant to which the ADB has agreed to issue, and the Initial Purchaser has agreed to purchase, a principal amount of the Notes aggregating U.S.$80,000,000 for an issue price of 100 per cent. of the principal amount. The Notes will be offered for sale, subject to receipt and acceptance by the Initial Purchaser and subject to the Initial Purchaser’s right to reject any order in whole or in part. It is expected that the delivery of the Notes will be made on or about 30 April 2026.

The Initial Purchaser proposes to offer all the Notes to the purchasers at the offering price of 100 per cent. of the principal amount of the Notes.

Item 3.	Distribution Spread

Under the terms and conditions of the Terms Agreement, the Initial Purchaser is committed to purchase and pay for U.S.$80,000,000 aggregate nominal amount of the Notes when offered by ADB, at the issue price of 100% of the aggregate nominal amount thereof. The fees and commissions of the Initial Purchaser, as well as costs and expenses relating to the offering of the Notes, are payable by ADB. ADB will be reimbursed for all such fees and commissions, as well as certain other offering-related expenses, from the proceeds of grant funding, by Asian Development Fund or otherwise, relating to the offering of the Notes.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5.	Other Expenses of Distribution

See Item 3.

Item 6.	Application of Proceeds

See the Prospectus, page 6, and the Notes Prospectus Supplement, page PS-43.

Item 7.	Exhibits

(a)	(i)	Prospectus relating to the Global Medium-Term Note Program dated 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Capital at Risk Notes Prospectus Supplement dated 1 April 2026, previously filed under a report of the ADB dated 23 April 2026.

	(iii)	Prospectus Supplement dated 23 April 2026, previously filed under a report of the ADB dated 23 April 2026.

(b)	Copy of an opinion of counsel as to the legality of the Notes.

(c)	(i)	Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of 9 December 2020, previously filed under a report of the ADB dated 2 February 2021.

	(ii)	Terms Agreement dated 23 April 2026, previously filed under a report of the ADB dated 23 April 2026.

(d)	(i)	Information Statement dated 13 April 2026, previously filed under a report of the ADB dated 13 April 2026.

	(ii)	Prospectus, CARN Prospectus Supplement and Notes Prospectus Supplement (see (a) above).

TELEPHONE: 1-202-956-7500 FACSIMILE: 1-202-956-7676 WWW.SULLCROM.COM	1700 New York Avenue, N.W. Suite 700 Washington, D.C. 20006-5215 NEW YORK • LOS ANGELES • PALO ALTO BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

April 30, 2026

Asian Development Bank
6 ADB Avenue, Mandaluyong City
1550 Metro Manila
Philippines

Ladies and Gentlemen:

In connection with the issuance of US$80,000,000 aggregate nominal amount of Floating Rate Kyrgyz Republic Disaster Relief Capital at Risk Notes due 30 May 2029 (the “Notes”), by the Asian Development Bank (the “Bank”) pursuant to (i) the Terms Agreement, dated as of April 23, 2026, as amended on April 28, 2026 (so amended, the “Terms Agreement”), between the Bank, on the one hand, and Aon Securities LLC (the “Dealer”), on the other hand, (ii) the Global Agency Agreement, dated April 28, 2011, as amended on October 6, 2017, December 9, 2020 and May 7, 2025 (so amended, the “Global Agency Agreement”), between the Bank and Citibank, N.A., as the Global Agent, and (iii) the prospectus dated December 9, 2020, as amended by the Capital at Risk Notes prospectus supplement dated April 1, 2026 and the prospectus supplement dated April 23, 2026 relating to the Notes (so supplemented, the “Prospectus”), we, as your counsel, have examined such records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, it is our opinion that, when duly authenticated by the Global Agent and delivered against payment therefor in accordance with the Terms Agreement, the Notes will constitute valid and legally binding obligations of the Bank, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Asian Development Bank	-2-
In rendering the foregoing opinion, we are not passing upon, and assume no responsibility for, any disclosure in the Prospectus or any other offering material relating to the offer and sale of the Notes.

The foregoing opinion is limited to the laws of the State of New York, and we are expressing no opinion as to the effect of the laws of any other jurisdiction.

We have relied as to certain factual matters on information obtained from officers of the Bank, and we have assumed that (i) the Global Agency Agreement has been duly authorized, executed and delivered by the Bank and the Global Agent, (ii) that the Notes have been duly authorized, executed and delivered under the Agreement Establishing the Asian Development Bank (the “Charter”) and the By-Laws of the Bank, (iii) that the Bank has been duly established and is existing under its Charter, and (iv) that the signatures on all documents examined by us are genuine, assumptions which we have not independently verified.

This letter is furnished by us, as your counsel, solely for your benefit, and may not be relied upon by any other person.  This letter may be filed as an exhibit to the report that you will file pursuant to Regulation AD in respect of the distribution of the Notes.

Very truly yours,

/s/ Sullivan & Cromwell LLP